K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

January 2, 2014

VIA EDGAR

Ms. Valerie J. Lithotomos

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Calamos Investment Trust:

            Calamos Emerging Market Fund (the “Fund”)

(File Nos. 033-19228 and 811-05443)

Post-Effective Amendment No. 87 to the Registration Statement on Form N-1A

Dear Ms. Lithotomos:

The following are responses to the comments that we received from you by telephone on November 26, 2013, regarding Post-Effective Amendment No. 87 (the “PEA 87”) to the Registration Statement on Form N-1A for Calamos Investment Trust (“Registrant” or “Trust”) that was filed with the Securities and Exchange Commission (“SEC”) on October 16, 2013. Your comments and the Registrant’s responses are set forth below. Defined terms used below have the same meanings as in the Fund’s prospectus included in PEA 87.

1. Footnote number two to the Fund’s fee table indicates that the Fund’s investment adviser has contractually agreed to reimburse Fund expenses through March 31, 2015. Please provide the staff with a supplemental discussion of who can terminate the expense limitation agreement, and whether this approach is a departure from fee waivers that are presently in place with other series of the Trust.

The Registrant confirms supplementally that as presently drafted this agreement is not terminable by either party. This approach to fee waivers is consistent across all of the Calamos funds that have fee waivers.

2. To the extent the Fund intends to engage in borrowing for investment purposes, please change the first sentence of the first paragraph under Principal Investment Strategies, to indicate that the Fund’s 80% names rule test applies to net assets, plus any borrowings for investment purposes.

The Registrant’s prospectus notes that the Fund “anticipates that, under normal circumstances, [it] will invest at least 80% of its assets in the equity securities of issuers whose principal activities are tied economically to developing or emerging market countries.” The term “assets” is later clarified in the prospectus as comprising “net assets plus the amount of any borrowings for investment purposes.” The Registrant confirms supplementally that the Fund

Securities and Exchange Commission

January 2, 2014

does not currently intend to engage in borrowing for investment purposes. The Registrant, however, will consider making additional clarifying changes in future filings to the extent it deems them to be helpful.

3. The first sentence under Principal Investment Strategies indicates that the Fund “will invest at least 80% of its assets in the equity securities of issuers whose principal activities are tied economically to developing or emerging market countries.” Please confirm supplementally whether developing markets are a sub-category of emerging markets for purposes of the Fund’s 80% names rule test.

The Registrant confirms supplementally that the Registrant considers “developing markets” to be a sub-set of “emerging markets” and, as a result, “developing markets” are encompassed by, and subsumed in, the term “emerging markets” for purposes of the Fund’s 80% names rule test.

4. Please clarify supplementally why the Registrant does not include risk disclosure concerning the risks of investing in large capitalization companies in the Fund’s prospectus.

The Registrant confirms supplementally that it believes that the Equity Securities Risk disclosure included in the Fund’s prospectus encompasses the risks of investing in large capitalization companies, and that there are no risks unique to large capitalization equity investments that require any additional disclosure. The Registrant believes that the inclusion of disclosure discussing the risks of investing in large capitalization companies would be duplicative of the risks involved in investing in equity securities generally, and is consequently unnecessary.

5. Under Additional Investment Strategies and Related Risks, the Registrant states that “[i]n response to market, economic, political, or other conditions, the Fund may temporarily use a different investment strategy for defensive purposes.” Please confirm supplementally to the Staff what the Registrant means by “the Fund may temporarily use a different investment strategy for defensive purposes.”

The Registrant intends the phrase “the Fund may temporarily use a different investment strategy for defensive purposes” to inform shareholders that it may engage in a temporary defensive strategy in appropriate circumstances. Item 9(b)(1) of Form N-1A instructs all registrants to disclose if “the Fund may, from time to time, take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies in attempting to respond to adverse market, economic, political, or other conditions.” This phrase is included in the registration statement in response to this line item requirement. The Registrant believes that a temporary defensive strategy would be an extreme measure taken in exigent circumstances, which by their very nature are unknowable. As a result, the circumstances under which the Registrant may employ a temporary defensive position have been kept broad by necessity, in order to provide the Registrant with flexibility when it is needed most.

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Securities and Exchange Commission

January 2, 2014

In connection with responding to the Staff’s comments, the Registrant acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings relating to the Funds;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding the above, please feel free to call me at (202) 778-9220.

Sincerely,

/s/ Eric S. Purple

Eric S. Purple